

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

May 10, 2010

Mr. Alex Gong
Chief Financial Officer
China Energy Corporation
No. 57 Xinhua East Street
Hohhot, Inner Mongolia
People's Republic of China

> **Re: China Energy Corporation**
> **Form 10-K for the Fiscal Year ended November 30, 2009**
> **Filed March 1, 2010**
> **File No. 000-52409**

Dear Mr. Gong:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief